Exhibit 99.3

CCSC Technology International Holdings Limited Reports Financial Results for the Six Months Ended September 30, 2025

HONG KONG, December 23, 2025 /PRNewswire/ -- CCSC Technology International Holdings Limited (the “Company” or “CCSC”) (Nasdaq: CCTG), a Hong Kong-based company that engages in the sale, design and manufacturing of interconnect products, including connectors, cables and wire harnesses, today announced its unaudited financial results for the first six months of fiscal year 2026 ended September 30, 2025.

Mr. Kung Lok Chiu, Chief Executive Officer and Director of the Company, commented, “The six months ended September 30, 2025 demonstrated the resilience of our business and the continued strength of our core operations. During the period, we maintained a gross profit margin of 29.2%, supported by cost management across our operations. Cost of revenue and operating expenses both declined compared to the prior year, reflecting our continued focus on operational efficiency and expense control.

In October 2025, we completed a US$7.06 million follow-on public offering, which provided the resources to advance our long-term growth strategy. Building on this momentum, we plan to commence construction of our new supply chain management center in Serbia in January 2026, and we currently expect to complete the project in the fourth quarter of 2026. Once completed, this center is expected to serve as a logistics and manufacturing hub for our supply chain operations in Europe and to enhance our ability to support customers across the region with greater efficiency and responsiveness.

Looking ahead, we aim to remain focused on product innovation, operational execution, and disciplined investment, and we are committed to delivering high quality, customized interconnect solutions to our customers.”

Six Months Ended September 30, 2025 Financial Summary

●	Revenue was US$8.47 million for the six months ended September 30, 2025, compared to US$9.22 million for the same period of last year.

●	Gross profit was US$2.48 million for the six months ended September 30, 2025, compared to US$2.75 million for the same period of last year.

●	Gross profit margin was 29.2% for the six months ended September 30, 2025, compared to 29.8% for the same period of last year.

●	Net loss was US$0.97 million for the six months ended September 30, 2025, compared to US$0.74 million for the same period of last year.

●	Basic and diluted loss per share was US$0.08 for the six months ended September 30, 2025, compared to US$0.06 for the same period of last year.

First Six Months of Fiscal Year 2026 Financial Results

Revenue

Total revenue was US$8.47 million for the six months ended September 30, 2025, which decreased by 8.2% from US$9.22 million for the same period of last year.

The following table sets forth revenue by interconnect products:

	For the six months ended September 30,				Change
	2025	%	2024	%	Amount	%
	(Amounts expressed in U.S. dollars)
Cable and wire harness	$7,830,157	92.5	$8,604,502	93.3	$(774,345)	(9.0)
Connectors	635,431	7.5	613,957	6.7	21,474	3.5
Total	$8,465,588	100.0	$9,218,459	100.0	$(752,871)	(8.2)

Revenue generated from cables and wire harnesses decreased by 9.0%, to US$7.83 million for the six months ended September 30, 2025, from US$8.60 million for the same period of last year. Revenue generated from connectors increased by 3.5%, to US$0.64 million for the six months ended September 30, 2025, from US$0.61 million for the same period of last year.

The decrease in revenue was primarily attributable to the decrease of sales volume, which was partially offset by an increase of the overall average selling prices of the Company’s cables and wire harness products. The reduction in demand was principally attributable to a major customer’s reduced order volumes during its transition from discontinued product models to new products that remain in the development phase, as the Company’s cables and wire harnesses are customized to the customer’s product designs. The Company’s subsidiaries manufacture cables and wire harnesses based on customer-specific orders. Our subsidiaries do not have a practice of holding excessive levels of inventory related to the customer’s discontinued products, and do not have manufacturing assets or production lines that have been established solely for any specific product specification. Accordingly, we concluded that no indicators of inventory obsolescence or asset impairment existed as of September 30, 2025.

The following table sets forth the disaggregation of revenue by regions:

	For the six months ended September 30,				Change
	2025	%	2024	%	Amount	%
	(Amounts expressed in U.S. dollars)
Europe	$4,971,949	58.8	$5,626,272	61.0	$(654,323)	(11.6)
Asia	2,896,950	34.2	2,736,289	29.7	160,661	5.9
Americas	596,689	7.0	855,847	9.3	(259,158)	(30.3)
Others	-	-	51	-	(51)	(100.0)
Total	$8,465,588	100.0	$9,218,459	100.0	$(752,871)	(8.2)

Revenue generated from Europe decreased by 11.6%, to US$4.97 million for the six months ended September 30, 2025, from US$5.63 million for the same period of last year. The decrease was primarily due to a decrease of sales in Denmark of US$0.69 million and Bulgaria of US$0.19 million, partially offset by an increase of sales in the U.K. of US$0.14 million and Hungary of US$0.12 million. The decline in Denmark was mainly attributable to a major customer placing fewer orders while transitioning from discontinued products to new products still under development, with the Company’s cables and wire harnesses customized for the customer’s products.

Revenue generated from Asia increased by 5.9%, to US$2.90 million for the six months ended September 30, 2025, from US$2.74 million for the same period of last year. The increase was primarily driven by a sales increase in Mainland China of US$0.35 million, a sales increase in Association of Southeast Asian Nations of US$0.10 million, mainly due to higher demand from certain customers in Malaysia for components used in automation products, and partially offset by a sales decrease in Hong Kong, China of US$0.28 million.

Revenue generated from the Americas decreased by 30.3%, to US$0.60 million for the six months ended September 30, 2025, from US$0.86 million for the same period of last year, which was primarily due to a sales decrease in North America of US$0.27 million. The decline was largely attributable to higher U.S. tariffs, which led certain customers to gradually shift to local suppliers in order to mitigate their tax exposure.

Revenue from other regions was mainly derived from Australia.

Cost of Revenue

Cost of revenue decreased by 7.4%, to US$5.99 million for the six months ended September 30, 2025, from US$6.47 million for the same period of last year. The decrease was primarily due to a decrease in inventory costs and labor costs.

Inventory costs amounted to US$4.14 million for the six months ended September 30, 2025, compared to US$4.44 million for the same period of last year. The decrease in inventory costs was primarily due to a 14.1% decrease in the total sales volume and partially offset by an 8.8% increase in inventory cost per unit.

Labor costs amounted to US$1.37 million for the six months ended September 30, 2025, compared to US$1.52 million for the same period of last year. The decrease in labor costs was mainly attributable to lower production volumes driven by decreased sales.

Gross Profit and Gross Profit Margin

Gross profit decreased by 9.9%, to US$2.48 million for the six months ended September 30, 2025, from US$2.75 million for the same period of last year.

Gross profit margin was 29.2% for the six months ended September 30, 2025, compared with 29.8% for the same period of last year. The decrease was primarily due to an increase in fixed cost per unit as a result of a decrease in total sales volume.

Operating Expenses

Operating expenses decreased by 3.3%, to US$3.44 million for the six months ended September 30, 2025, from US$3.55 million for the same period of last year. The decrease was mainly due to (i) a decrease of US$0.08 million in selling expenses, including a decrease of US$0.09 million in exhibition expenses, as the Company reduced exhibition activities and focused on direct customer outreach to develop the market, partially offset by an increase of US$0.03 million in travelling expenses, reflecting additional on-site customer visits to support market development, and (ii) a decrease of US$0.03 million in general and administrative expenses, including a decrease of US$0.06 million in salaries and benefits due to the absence of non-recurring initial public offering-related bonus and celebration expenses incurred in the prior period, partially offset by an increase of US$0.02 million in depreciation and amortization.

Other Expenses

Other expenses decreased by 9.9%, to US$0.12 million for the six months ended September 30, 2025, from US$0.13 million for the same period of last year, primarily attributable to a decrease of US$0.14 million in government subsidy resulting from the absence of the non-recurring “Little Giant” award received in the prior period, and partially offset by a decrease of US$0.10 million in foreign currency exchange losses.

Income Tax Benefit

Income tax benefit decreased by 44.8%, to US$0.11 million for the six months ended September 30, 2025, from US$0.19 million for the same period of last year, which was primarily due to the lower losses incurred by the Company’s Hong Kong subsidiary, CCSC Interconnect Technology Limited, for the six months ended September 30, 2025.

Net Loss

Net loss increased by 30.5%, to US$0.97 million for the six months ended September 30, 2025, from US$0.74 million for the same period of last year.

Basic and Diluted Loss per Share

Basic and diluted loss per share was US$0.08 for the six months ended September 30, 2025, compared to US$0.06 for the same period of last year.

Financial Condition

As of September 30, 2025, the Company had cash of US$2.81 million, compared to US$3.69 million as of March 31, 2025.

Net cash used in operating activities was US$0.41 million for the six months ended September 30, 2025, compared to US$1.12 million for the same period of last year.

Net cash used in investing activities was US$0.48 million for the six months ended September 30, 2025, compared to US$0.67 million for the same period of last year.

There were no cash outflows from financing activities for the six months ended September 30, 2025 and 2024.

About CCSC Technology International Holdings Limited

CCSC Technology International Holdings Limited, is a Hong Kong-based company that engages in the sale, design and manufacturing of interconnect products. The Company specializes in customized interconnect products, including connectors, cables and wire harnesses that are used for a range of applications in a diversified set of industries, including industrial, automotive, robotics, medical equipment, computer, network and telecommunication, and consumer products. The Company produces interconnect products under both Original Equipment Manufacturer (OEM) and Original Design Manufacturer (ODM) models for manufacturing companies that produce end products, as well as electronic manufacturing services companies that procure and assemble products on behalf of such manufacturing companies. The Company has a diversified global customer base located in more than 25 countries throughout Asia, Europe and the Americas. For more information, please visit the Company’s website: http://ir.ccsc-interconnect.com.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statements and other filings with the United States Securities and Exchange Commission.

For more information, please contact:

CCSC Technology International Holdings Limited

Investor Relations Department

Email: ir@ccsc-interconnect.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in U.S. dollars, except for number of shares)

	As of September 30,	As of March 31,
	2025	2025
	(Unaudited)
Assets
Current assets:
Cash	$2,814,898	$3,685,043
Restricted cash	10,283	9,413
Accounts receivable	2,803,083	2,495,301
Inventories	1,916,517	1,761,880
Prepaid expenses and other current assets	1,012,463	1,066,032
Total current assets	8,557,244	9,017,669

Non-current assets:
Property, plant and equipment, net	820,824	853,959
Intangible assets, net	98,553	83,906
Operating right-of-use assets, net	988,983	1,106,024
Finance lease right-of-use assets, net	171,220	194,478
Deferred tax assets, net	671,319	558,683
Other non-current assets	3,933,614	3,510,363
Total non-current assets	6,684,513	6,307,413
TOTAL ASSETS	$15,241,757	$15,325,082

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,394,097	$1,819,647
Advance from customers	286,301	141,737
Accrued expenses and other current liabilities	1,414,073	1,345,210
Taxes payable	28,050	21,916
Operating lease liabilities, current	494,005	473,116
Finance lease liabilities, current	37,651	36,277
Total current liabilities	4,654,177	3,837,903

Non-current liabilities:
Operating lease liabilities, non-current	495,750	633,249
Finance lease liabilities, non-current	109,001	127,834
Total non-current liabilities	604,751	761,083
TOTAL LIABILITIES	$5,258,928	$4,598,986

Commitments and Contingencies	—	—

Shareholders’ equity
Class A ordinary shares, par value of $0.0005 per share; 495,000,000 shares authorized, 6,581,250 shares issued and outstanding as of September 30, 2025 and March 31, 2025	$3,291	$3,291
Class B ordinary shares, par value of $0.0005 per share; 5,000,000 shares authorized, 5,000,000 shares issued and outstanding as of September 30, 2025 and March 31, 2025	2,500	2,500
Additional paid-in capital	4,855,795	4,855,795
Statutory reserve	813,235	813,235
Retained earnings	6,110,175	7,081,318
Accumulated other comprehensive loss	(1,802,167)	(2,030,043)
Total shareholders’ equity	9,982,829	10,726,096
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$15,241,757	$15,325,082

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

OPERATIONS AND COMPREHENSIVE LOSS
(Amounts in U.S. dollars, except for number of shares)

	For the six months ended September 30,
	2025	2024
Net revenue	$8,465,588	$9,218,459
Cost of revenue	(5,990,079)	(6,470,715)
Gross profit	2,475,509	2,747,744

Operating expenses:
Selling expenses	(667,073)	(752,926)
General and administrative expenses	(2,436,926)	(2,468,416)
Research and development expenses	(331,097)	(332,155)
Total operating expenses	(3,435,096)	(3,553,497)
Loss from operations	(959,587)	(805,753)

Other expenses:
Other non-operating income/(expenses), net	32,306	(34,766)
Government subsidy	-	138,845
Foreign currency exchange losses	(139,017)	(241,996)
Financial and interest (expenses)/income, net	(10,712)	7,530
Total other expenses	(117,423)	(130,387)

Loss before income tax benefit	(1,077,010)	(936,140)
Income tax benefit	105,867	191,820
Net loss	(971,143)	(744,320)

Other comprehensive income
Foreign currency translation adjustment	227,876	295,194
Total comprehensive loss	$(743,267)	$(449,126)

Loss per share*
Basic and Diluted	$(0.08)	$(0.06)
Weighted average number of ordinary shares
Basic and Diluted	11,581,250	11,581,250

*	Basic and diluted loss per share are the same for Class A ordinary shares and Class B ordinary shares.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in U.S. dollars, except for number of shares)

	For the six months ended September 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(971,143)	$(744,320)
Adjustments to reconcile net loss to net cash used in operating activities:
Inventory write-downs	42,909	108,257
Depreciation and amortization	121,848	108,167
Amortization of right-of-use asset	286,341	259,582
Loss from disposal of property, plant and equipment	2,216	1,497
Deferred tax benefit	(105,867)	(191,820)
Foreign currency exchange losses	129,038	189,653
Changes in operating assets and liabilities:
Accounts receivable	(298,246)	(479,077)
Inventories	(157,316)	(10,449)
Prepaid expenses and other current assets	72,340	(221,742)
Other non-current assets	18,025	54,925
Accounts payable	538,199	336,256
Advance from customers	143,723	(56,965)
Taxes payable	4,528	1,453
Accrued expenses and other current liabilities	43,876	(223,442)
Operating lease liabilities	(262,338)	(250,801)
Financing lease liabilities	(17,794)	(2,208)
Net cash used in operating activities	(409,661)	(1,121,034)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(14,481)	(44,006)
Prepayments for long-term equipment and mold models	(431,678)	-
Purchase of land	-	(539,513)
Purchase of intangible assets	(34,878)	(83,346)
Net cash used in investing activities	(481,037)	(666,865)

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash used in financing activities	-	-

Effect of exchange rate changes on cash and restricted cash	21,423	52,580

Net change in cash and restricted cash	(869,275)	(1,735,319)
Cash and restricted cash, beginning of the period	3,694,456	5,734,747
Cash and restricted cash, end of the period	$2,825,181	$3,999,428

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$(4,667)	$-

Supplemental disclosure of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for operating lease obligations	$134,295	$-
Increase in accrued expenses and other liabilities related to intangible asset acquisitions	$(3,216)	$-
Purchase of property, plant and equipment included in accrued expenses and other liabilities	$(3,426)	$-